 Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	19 July 2016, at 9.00 a.m. (EET)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA, HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE PUBLICATION OR DISTRIBUTION OF THIS RELEASE WOULD VIOLATE APPLICABLE REGULATION OR WOULD REQUIRE ADDITIONAL MEASURES IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW.

ARBITRATORS APPOINTED FOR THE REDEMPTION PROCEEDINGS CONCERNING BIOTIE’S MINORITY SHARES

The Redemption Committee of the Finland Chamber of Commerce has appointed an Arbitral Tribunal consisting of three arbitrators for the redemption proceedings concerning the redemption of Biotie Therapies Corp.’s (Nasdaq Helsinki: BTH1V) (”Biotie”) shares not held by Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”). The Arbitral Tribunal comprises Professor Seppo Villa (Chairman), attorney Carita Wallgren-Lindholm and attorney Justus Könkkölä.

Biotie announced on 20 April 2016 that Acorda will initiate arbitral proceedings as provided in the Finnish Limited Liability Companies Act to effectuate the redemption of all remaining Biotie shares held by minority shareholders. In addition, Biotie announced on 10 June 2016 that the District Court of Finland Proper appointed with its decision attorney, MSc (Econ.) Jussi Perho to act as the trustee in the arbitration proceedings.

Turku, 19 July 2016

Biotie Therapies Corp.
Antero Kallio
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda Therapeutics is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, post-stroke walking difficulties, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.